UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On September 23, 2020, AerCap Holdings N.V. (“AerCap”) issued a press release announcing that AerCap Global Aviation Trust (“AGAT”), a Delaware statutory trust and wholly-owned subsidiary of AerCap, commenced offers to purchase for cash certain series of notes originally co-issued by AGAT and AerCap Ireland Capital Designated Activity Company (“AICDAC” and, together with “AGAT”, the “Issuers”; such offers collectively, the “Tender Offers”). A copy of the press release announcing the commencement of the Tender Offers, which describes the Tender Offers in greater detail, is attached hereto as Exhibit 99.1.

On September 23, 2020, AerCap issued a press release announcing that AGAT had (i) increased the aggregate purchase price for the notes it intends to purchase from $500,000,000 to $1,500,000,000 and (ii) amended the condition of its obligation to accept for purchase and to pay for any of the notes subject to the Tender Offers to requiring receipt of gross proceeds of at least $1,500,000,000 from the Issuers’ contemporaneous Notes Offering (as defined below), from the previously announced condition requiring receipt of gross proceeds of at least $500,000,000 from the same (the “Financing Condition”). A copy of the press release announcing such amendments of the Tender Offers, which describes the amendments in greater detail, is attached hereto as Exhibit 99.2.

On September 23, 2020, AerCap issued a press release announcing that the Issuers priced their offering of senior notes, consisting of $900,000,000 aggregate principal amount of the Issuers’ 3.150% Senior Notes due 2024 (the “2024 Notes”) and $600,000,000 aggregate principal amount of the Issuers’ 4.625% Senior Notes due 2027 (the “2027 Notes” and, together with the 2024 Notes, the “Notes”; such offering, the “Notes Offering”). The Issuers intend to use the net proceeds from the Notes to fund the Tender Offers and to pay fees and expenses in connection therewith. In the event the Tender Offers are not consummated, or the net proceeds from the Notes are otherwise in excess of the amount needed to fund the Tender Offers and to pay related fees and expenses, the Issuers intend to use remaining proceeds for general corporate purposes. A copy of the press release announcing the pricing of the Notes is attached hereto as Exhibit 99.3.

The consummation of the Tender Offers are conditioned upon (among other things) the satisfaction or waiver of the Financing Condition, which may be satisfied by the Notes Offering, but the closing of the Notes Offering is not conditioned upon the consummation of any of the Tender Offers.

The information contained in the immediately preceding paragraph of this Form 6-K, together with the information contained in Exhibit 99.3, is incorporated by reference into the Company’s Form F-3 Registration Statements File Nos. 333-224192, 333-234028 and 333-235323 and Form S-8 Registration Statements File Nos. 333-180323, 333-154416, 333-165839, 333-194637 and 333-194638, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Exhibits

99.1	AerCap Holdings N.V. Press Release relating to the commencement of the Tender Offers.
99.2	AerCap Holdings N.V. Press Release relating to the amendments of the Tender Offers.
99.3	AerCap Holdings N.V. Press Release relating to the pricing of the Notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory
Date: September 23, 2020

EXHIBIT INDEX

99.1	AerCap Holdings N.V. Press Release relating to the commencement of the Tender Offers.
99.2	AerCap Holdings N.V. Press Release relating to the amendments of the Tender Offers.
99.3	AerCap Holdings N.V. Press Release relating to the pricing of the Notes.

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